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November 17, 2000


As you no doubt have heard, Capital Bank and Fifth Third Bank have agreed to merge. Given this business affiliation, we wanted to share with you the recent news release that speaks to the strengths of both Capital Bank and Fifth Third.

We also wanted to take this time to thank you for the confidence you have placed in Capital Bank with your account relationship. We are very positive about joining Fifth Third Bank, particularly since we will be directly involved in managing the day to day operations of the new combined bank.

Capital Bank has delivered unparalleled service to its customers and is committed to delivering this level of service in the future. Capital Bank customers will continue to be able to conduct their banking transactions at 5520 Monroe Street and for our business customers, the all important courier service will be maintained.

As the Capital Bank and Fifth Third Bank teams combine, our customers can expect the same quality of service that Capital Bank's dedicated employees have delivered to date.

The last 11 years has built an extremely strong foundation. Given the affiliation with Fifth Third, our customers will benefit from an expanded banking center and ATM network, plus a broader range of enhanced products and services including trust products, wealth management, telephone and internet banking, business products and many other services tailored to meet their specific financial needs.

Fifth Third is an exceptionally fine bank that year after year consistently ranks at the top among U.S. banks. This year, it was named the #1 bank in the country by Salomon Smith Barney for the ninth consecutive year, best domestic bank in the U.S. by Euromoney magazine and ranked as the 7th best place to work for Information Technology professionals by Computerworld.

Again, thank you for your continued support.You can count on Capital Bank and Fifth Third Bank to continue the high level of service that you have come to expect.

Sincerely,


/s/ John S. Szuch                                    /s/ Robert A. Sullivan
John S. Szuch                                        Robert A. Sullivan
Chairman                                             President